UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934



                       Anchor Glass Container Corporation
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                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
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                         (Title of Class of Securities)

                                    03304B102
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                                 (CUSIP Number)
                                                     with a copy to:
       Stephen Feinberg                              Robert G. Minion, Esq.
       299 Park Avenue                               Lowenstein Sandler PC
       22nd Floor                                    65 Livingston Avenue
       New York, New York  10171                     Roseland, New Jersey  07068
       (212) 891-2100                                (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 3, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  03304B102
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  1)   Names of  Reporting Persons.  I.R.S. Identification Nos. of above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box  if a Member of a Group  (See Instructions):
             (a)              Not
             (b)           Applicable

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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):    WC

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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):           Not Applicable

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  6)   Citizenship or Place of Organization:     United States

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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:       0*

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  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):        Not Applicable

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  13)  Percent of Class Represented by Amount in Row (11):      0.0%*

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  14)  Type of Reporting Person (See Instructions):     IA, IN

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*  On April 18, 2006, the Second Amended Plan of Reorganization, as Supplemented
(the "Plan"), of Anchor Glass Container Corporation, a Delaware corporation (the "Company"), was confirmed by order of the United States Bankruptcy Court of the Middle District of Florida, Tampa Division. On May 3, 2006, the Plan was consummated and accordingly, all of the Company's shares of common stock, par value $0.10 per share (the "Shares"), were canceled without consideration. Prior
to  the  Plan's  consummation,   Cerberus  International,  Ltd.,  a  corporation
organized under the laws of the Bahamas ("International"), Cerberus Series One Holdings, LLC, a Delaware limited liability company ("Cerberus Series One"), Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America"), and various other private investment funds (the "Funds") owned Shares of the Company. Stephen Feinberg possessed the sole power to vote and the sole power to direct the disposition of all Shares of the Company owned by each of International, Cerberus Series One, Cerberus Series Two, Cerberus America and the Funds. Accordingly, as of May 3, 2006, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg ceased to beneficially own any Shares of the Company. See Items 5 of this Schedule 13D Amendment No. 1 for further details.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          On  April  18,   2006,   the   Company's   Second   Amended   Plan  of
Reorganization, as Supplemented (the "Plan"), was confirmed by order of the United States Bankruptcy Court of the Middle District of Florida, Tampa Division. On May 3, 2006, the Plan was consummated and accordingly, all of the Company's Shares were canceled without consideration. Accordingly, as of May 3, 2006, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg ceased to beneficially own any Shares of the Company.

          During the sixty days prior to May 3, 2006, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, other than those described in this Schedule 13D.



                                    Signature
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    May 8, 2006


                                    /s/ Stephen Feinberg
                                    --------------------------------------------
                                    Stephen Feinberg,  on   behalf  of  Cerberus
                                    International,   Ltd.,  Cerberus  Series One
                                    Holdings, LLC, Cerberus Series Two Holdings,
                                    LLC, Cerberus  America  Series One Holdings,
                                    LLC, and the Funds


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).